August 31, 2016

Via E-mail and EDGAR:
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 18, 2016
File No. 1-34177

Dear Mr. Spirgel:
Set forth below is Discovery Communications, Inc.'s (the “Company”, "we" or "our") response to the Securities and Exchange Commission Staff's (“SEC” or the “Staff”) comment given by letter, dated August 10, 2016 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 18, 2016 ("Form 10-K"). For ease of reference, we have repeated the Staff's comment preceding our response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Note 21. Reportable Segments, page 112
1.Comment:
In the Business Section of your filing you identify and differentiate between your various network brands. We also note from your earnings calls and investor presentations that senior management frequently discusses principal network brands, in particular the Discovery Channel, TLC and Animal Planet, which provide 67% of revenues. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us the following information:
•Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker ("CODM") and senior management team;
Response: The Company’s CODM is David Zaslav, the Chief Executive Officer (“CEO”). The table below identifies the members of the Company's senior management team, each of whom report to the CEO. See Appendix 1 for a list of leadership roles reporting to the CEO's direct reports.

Corporate Leadership	Position
Bruce Campbell	Chief Development, Distribution and Legal Officer (and Education & Studios Segment Manager)
David Leavy	Chief Corporate Operations and Communications Officer
Adria Alpert-Romm	Chief Human Resources & Global Diversity Officer
Andrew Warren	Chief Financial Officer & Senior Executive Vice President
U.S. Networks and Brand Leadership
Paul Guyardo	Chief Commercial Officer
Rich Ross	Group President - Discovery Channel, Animal Planet, Science Channel
Henry Schleiff	Group President - Investigation Discovery, American Heroes Channel, Destination America
Nancy Daniels	Group President - TLC, Discovery Life
International Networks Leadership
Jean-Briac Perrette	President and Chief Executive Officer - Discovery Networks International ("DNI")

•Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;
Response: As CEO, David Zaslav, our CODM, determines the overall strategy for the business, allocates resources to support the achievement of strategic objectives, and monitors the performance of the operating segments. In this role, he is responsible for oversight of the operation of the Company’s strategy and the achievement of consolidated business performance objectives. As CODM, he is responsible for resource allocation to the Company’s business segments and is charged with approving significant transactions, including financing transactions, capital expenditures, acquisitions and divestitures, and transactions with equity method investees. He is held accountable for the operating performance of the Company as a whole by the Board of Directors (the “Board”).
In addition to his role as the CODM, Mr. Zaslav serves as the segment manager of the U.S. Networks operating segment where he is responsible for the U.S. Networks financial performance as a whole. As segment manager, Mr. Zaslav approves content investment made by the network brands within the U.S. Networks portfolio to maximize total return on content investment. Mr. Zaslav approves the broader pricing strategy with respect to advertising on the portfolio of domestic networks and the strategy for on-air advertising inventory management in the U.S. market. Additionally, Mr. Zaslav approves the strategy for affiliate carriage of networks, including targeted packaging and carriage imperatives of the Company’s domestic networks.
Mr. Zaslav is supported in his role as the CODM by Jean-Briac Perrette, segment manager of the International Networks operating segment, Bruce Campbell, segment manager of the Education and Studios operating segments, and corporate leadership. In his role as segment manager of the U.S. Networks, Mr. Zaslav is principally supported by Paul Guyardo, Chief Commercial Officer who is responsible for U.S. Networks advertising sales, Bruce Campbell, who is responsible for U.S. Networks distribution sales, and Rich Ross, Henry Schleiff and Nancy Daniels, who serve as group presidents for the U.S. Networks brands. See the table below for a discussion of the responsibilities of the CEO's direct reports.

Name	Key Responsibilities
Corporate Leadership
Bruce Campbell
Oversees the following business areas for Discovery Communications on a global basis: corporate development, including strategic planning, mergers and acquisitions activity; all legal affairs, serving as the chief legal adviser to the Company’s management; business affairs; production management and the Company’s Production Studios. He also is responsible for oversight of the Company’s $1.4 billion U.S. Networks distribution business and the Discovery Education division.

David Leavy
Manages the Company’s creative and corporate marketing functions; government relations and public policy; standards and practices; global corporate communications; talent relations; global technology and operations, including broadcast operations, technology strategy and architecture, IT infrastructure, systems and data solutions, and information security; as well as business operations, including administration, security, travel, and real estate functions.

Adria Alpert-Romm
Is in charge of human resource management, training and development, benefits and compensation, staffing and organizational development of Discovery Communications’ global workforce, which numbers more than 7,000 people around the world. Ms. Alpert-Romm is responsible for the acquisition, retention, management, and overall professional well-being of a global workforce that manages one of the largest portfolios in the media industry.

Andrew Warren
Responsible for leading Discovery Communications’ global financial functions and strategies, including all accounting, treasury, financial planing and analysis ("FP&A"), investor relations, and tax activities.

U.S. Networks and Brand Leadership
Paul Guyardo
Oversees Discovery Communications’ U.S. ad sales, digital media, global licensing and consumer products, consumer insights, and data analytics. In this role, he monetizes Discovery’s portfolio of valuable assets to distributors, advertising partners and directly to consumers.

Rich Ross	Oversees creative and brand strategy, development, production, marketing, scheduling, and day-to-day operations for Discovery Channel, Animal Planet and Science Channel.
Henry Schleiff	Oversees creative and brand strategy, development, production, marketing, scheduling, and day-to-day operations for Investigation Discovery, American Heroes Channel, and Destination America.
Nancy Daniels	Oversees creative and brand strategy, development, production, marketing, scheduling, and day-to-day operations for TLC and Discovery Life.

International Networks Leadership
Jean-Briac Perrette
Oversees and sets the strategy for the DNI segment, which includes five international regions: Asia-Pacific, Central & Eastern Europe, Middle East and Africa (CEEMEA), Latin America/U.S. Hispanic, Northern Europe and Southern Europe.

•Identify for us each of the operating segments you have determined in accordance with FASB ASC 280;
Response: The Company has identified U.S. Networks, International Networks, Education, and Studios as individual operating segments in accordance with FASB ASC 280. Consistent with disclosures on page 67 of our Form 2015 10-K, the Company classifies its operations in two reportable segments referred to as U.S. Networks and International Networks and two combined operating segments referred to as Education and Other. The Company’s U.S. Networks and International Networks segments meet the ASC 280 requirements as reportable segments. The Education and Studios operating segments do not meet the quantitative requirements for presentation as reportable segments and have been combined as “all other” in reconciling reportable segments to consolidated operating results.
The CODM establishes the strategic direction of the business, allocates resources, and regularly monitors the performance of the business at a level consistent with these four identified operating segments.

Revenues derived from our U.S. Networks and International Networks reportable segments are comprised primarily of distribution and advertising revenue earned on our linear television networks and represented 95% of total consolidated revenue for the year ended December 31, 2015. The principal costs of these operating segments are content costs, personnel costs, operational support costs, and marketing expenses to promote and distribute the Company’s content and network brands.
Distribution revenue includes fees charged for the right to view Discovery's network branded content made available through a variety of distribution platforms and viewing devices. The largest component of distribution revenue is comprised of linear distribution services for rights to our networks from cable, DTH satellite and telecommunication service providers. A package of Discovery networks are sold as a bundle in each of the markets in which we operate our business.
Advertising revenue consists of consumer advertising, which is sold primarily on a national basis in the U.S. and on a country-specific basis outside of the U.S. The U.S. networks share advertising sales personnel and resources with one advertising sales team for the U.S. Networks whose business lead, the Chief Commercial Officer, reports directly to Mr. Zaslav. International Networks have separate ad sales infrastructures by region, which report to regional general managers, who report to Mr. Perrette.
Programming produced for the U.S. business is regularly shared among network brands, both domestically and internationally, in an effort to maximize the overall return on the Company’s content investment. Other shared costs, including distribution and advertising sales personnel, operational support costs such as satellite uplink, and marketing and research costs, are incurred in support of the networks as a portfolio.
Due to the volume of shared costs and resources, management does not use a global consolidated brand net profitability metric to manage the business. Our network brands do differ domestically as compared to internationally. For example, the network brands often use different programming internationally due to the appeal of local content to local audiences. Our global brands are not independently operated components of our business and no management team members under the CODM are responsible for the global profitability of any one of our brands. Strong network brands are critical to the success of our business and are monitored closely by our CODM from a ratings and revenue perspective on both a U.S. and international basis. We routinely discuss the performance of our networks in the U.S. market with investors in terms of ratings, as this information is widely available, and we believe this information enables investors to assess the performance of our investment in content. We generally do not discuss publicly any financial metrics by individual network brand.
On this basis, we believe that our operating segments as defined by ASC 280 are U.S. Networks, International Networks, Education, and Studios rather than our network brands because:
•The discrete financial information presented to our CODM is consistent with our segment presentation (U.S. Networks, International Networks, and Education and Studios).
•Our management structure is also consistent with our current segment presentation. International Networks and U.S. Networks are managed by different leadership teams which are compensated, in part, based on the results of their respective businesses.
•The Company does not prepare consolidated financial information that includes a measure of profitability for the individual network brands. As a result, the CODM does not review financial performance of the Company on that basis. We do discuss publicly the ratings performance of key brands in individual markets as we consider this important to help investors assess the performance of our investment in content.

•Identify and describe the role of each of your segment managers;
Response: As discussed above, Mr. Zaslav is the segment manager of the U.S. Networks, supported by strong leadership. Mr. Zaslav’s role as the segment manager of the U.S. Networks is to drive the financial performance of the business segment by effective allocation of content investment to the network brands, management of on-air advertising inventory and pricing, and establishment of affiliate carriage strategy for the Company’s networks. He is supported by Paul Guyardo, Chief Commercial Officer, and Bruce Campbell, Chief Development, Distribution and Legal Officer.
Further, Mr. Zaslav is supported by Rich Ross, Henry Schleiff and Nancy Daniels as U.S. Networks group presidents whose responsibilities are to drive the development of content and propose a marketing strategy for their domestic networks. To maximize the return on programming investment, Mr. Zaslav works with the U.S. Networks' group presidents to determine the appropriate level of investment by network. Programming investment is ultimately directed by Mr. Zaslav in a manner to maximize the ratings performances across the U.S. Networks portfolio based upon expected viewership within targeted demographics on the Company’s television networks. Programming is shared significantly among the various Discovery networks as directed by Mr. Zaslav.
Jean-Briac Perrette operates as the segment manager of the International Networks. Mr. Perrette is held responsible by the CODM for the operating results of the International Networks. As segment manager of the International Networks, Mr. Perrette has direct reports who oversee each of the Company’s five designated international regions: Northern Europe, Southern Europe, Central & Eastern Europe, Asia Pacific and Latin America. Mr. Perrette is responsible for directing the initial establishment of the International Networks budget and long-range forecast, which are approved by the CODM. On a monthly basis as part of the International Networks round table meetings described below, Mr. Perrette is responsible for communicating to the CODM the operating activities of the business segment and the implementation of business unit strategies to align with segment goals as established by the CODM.
Bruce Campbell operates as the segment manager for both the Education and Studios operating segments, respectively. As segment manager of the Education and Studios operating segments, Mr. Campbell has direct reports who oversee each of these businesses. Mr. Campbell is responsible to the CODM for the operating results of the Education and Studios businesses. Mr. Campbell is responsible for directing the budget and long-range forecast for the Education and Studios operating segments, respectively, which are approved by the CODM.
•Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;
Response: Mr. Zaslav, who serves as the CODM, meets formally with senior management via monthly finance round table meetings, monthly International Networks round table meetings, quarterly Finance Committee meetings, and quarterly meetings with the Board of Directors to discuss financial results. Information prepared for and reviewed by the CODM in these meetings is summarized below:

a.	Finance round table meetings

Attendees:
David Zaslav - Chief Executive Officer
Andrew Warren - Chief Financial Officer
Bruce Campbell - Chief Development, Distribution & Legal Officer, Education & Studios Segment Manager
Paul Guyardo - Chief Commercial Officer
David Leavy - Chief Corporate Operations & Communications Officer
Adria Alpert-Romm - Chief Human Resources & Global Diversity Officer
Todd Davis - Executive Vice President, Corporate Finance & Senior Tax Counsel
Armando de Castro - Senior Vice President, Corporate Finance
Simon Robinson - Chief Financial Officer & Chief Operating Officer - Ad Sales, U.S. Networks
Doug Baker - Chief Financial Officer & Chief Operating Officer, International Networks
Kurt Wehner - Executive Vice President & Chief Accounting Officer
Fraser Woodford - Senior Vice President, Treasurer
Shane Shrader - Senior Vice President, Internal Audit
Jackie Burka - Vice President, Investor Relations

Materials reviewed:
During these meetings, the CODM reviews a financial forecast update for the consolidated business, U.S. Networks, International Networks and the Education and Studios businesses. The forecast update follows a standard format which provides an update of actual results and the revised forecast for each quarter in the current year vs. budget and prior year actual results across key financial statement lines items as reviewed by the CODM. These key metrics include: advertising revenue, affiliate revenue, operating expenses, and adjusted operating income before depreciation and amortization (“AOIDBA”). This reporting is presented by operating segment with Studios and Education combined as "Other" with the actual and revised forecasted quarterly results for the current year compared against both the budget and prior year for each metric analyzed.

To assist the CODM in assessing the results of operations and variances from the budget, certain detailed information is provided in the monthly finance round table meeting materials. For the U.S. Networks, the CODM is provided with quarterly ratings and revenue information with respect to each of the Company’s domestic television networks, actual and forecasted cash content spend by each of the Company’s domestic television networks, and a quarterly forecast of affiliate revenue by each of the top 10 domestic distributors of the Company’s television networks. For the International Networks, the CODM is provided with the quarterly advertising revenue outlook for the five international regions (Northern Europe, Southern Europe, Central and Eastern Europe, Asia Pacific and Latin America) along with the quarterly distribution revenue outlook by region. For the Education and Studios businesses, the CODM is provided an update of actual and forecasted expenses by quarter compared to budget and prior year actual results. Other information, such as cash flows, capital structure, etc., may also be discussed, as needed.

b.	International Networks round table meetings

Attendees:
David Zaslav - Chief Executive Officer
Andrew Warren - Chief Financial Officer
Jean-Briac Perrette - President & Chief Executive Officer, International Networks
Doug Baker - Chief Financial Officer & Chief Operating Officer, International Networks
Regional Business Leadership
Other members of management attend on an ad-hoc basis

Materials reviewed:
During these monthly meetings, the CODM reviews a forecast and strategy update for the International Networks segment. The forecast update follows a format which supplements the standard reporting provided in the monthly Finance round table meetings as it relates to the International Networks. As the International Networks segment has experienced significant mergers and acquisitions activity in the past several years, periodic updates are provided to the CODM with respect to integration activities and the business strategy with respect to optimizing use of the Company’s content library across its portfolio of networks in each key market. The materials also provide an update on strategic objectives including a key market overview analyzing advertising revenues and market share on a quarterly basis as compared to budget and prior quarters. The materials also include ratings information by key markets (where available), and information regarding the content investment strategy with respect to sports rights and locally sourced content.

c.	Board of Directors - Finance Committee meetings

Management Attendees:
David Zaslav - Chief Executive Officer
Andrew Warren - Chief Financial Officer
Bruce Campbell - Chief Development, Distribution & Legal Officer, Education & Studios Segment Manager
Todd Davis - Executive Vice President, Corporate Finance & Senior Tax Counsel
Armando de Castro - Senior Vice President, Corporate Finance
Simon Robinson - Chief Financial Officer & Chief Operating Officer - Ad Sales, U.S. Networks
Doug Baker - Chief Financial Officer & Chief Operating Officer, International Networks
Kurt Wehner - Executive Vice President & Chief Accounting Officer
Fraser Woodford - Senior Vice President, Treasurer
Stephanie Marks - Corporate Secretary
Board of Directors Attendees:
Robert Bennett (Chair), Paul Gould, Steven Miron, and David Wargo

Materials reviewed:
During these meetings, the CODM primarily reviews activities and recommendations related to capital structure and allocation, treasury, tax and investment transactions. The types of materials most often reviewed involve potential transactions such as acquisitions, divestitures, tax planning strategies and treasury strategies including foreign exchange hedging and debt issuances. There is no standard format to the materials presented as the topics are ad hoc based on facts and circumstances. The Company has established a Delegation of Authority policy (“DOA”) which requires progressively senior levels of approval for transactions considering factors such as magnitude of the transaction. Transactions discussed in these meetings are those that would require the approval of the Company’s Board of Directors based upon the DOA. Operating results are occasionally reviewed with the Finance Committee to provide context for the capital allocation and transactional decisions being considered. In those instances, the format of the information reviewed is consistent with the information ultimately presented to the full Board of Directors, as described below.

d.	Board of Directors meetings

Management Attendees:
David Zaslav - Chief Executive Officer
Bruce Campbell - Chief Development, Distribution & Legal Officer, Education & Studios Segment Manager
Andrew Warren - Chief Financial Officer & Senior Executive Vice President
Paul Guyardo - Chief Commercial Officer
Jean-Briac Perrette - President & Chief Executive Officer, International Networks
Stephanie Marks - Corporate Secretary
Other members of management attend on an ad-hoc basis as requested by the CODM

Materials reviewed:
During these quarterly meetings, the CODM and his direct reports provide an update on consolidated results and results by operating segment in comparison to the Board of Directors approved plan for the current year. The format of the report includes quarter-to-date and full-year revenue, operating expenses, and AOIBDA compared to budget and the prior year for the U.S. Networks, International Networks and combined Education and Studios operating segments. In addition to operating results, the Board of Directors is presented with key information to assess the results of operating decisions, including ratings and revenue information by brand within the U.S. Networks and International Networks segments.

In addition, the Board of Directors is presented with an update on the capital structure of the Company, the expected income tax rate for the year and any non-recurring transactions requiring approval are discussed.

•Describe the information regularly provided to the CODM and tell us how frequently it is prepared;
Response: The response immediately above describes the financial information prepared for and reviewed by the CODM on a regular basis.
In addition to the monthly reporting on the financial results of the Company’s operating segments, Mr. Zaslav receives other periodic information. As the segment manager of the U.S. Networks, the level of information is more detailed and the reports are provided more frequently. Specifically, daily ratings information by network and by show is provided to Mr. Zaslav to assess the effectiveness of content investment and marketing decisions. As viewership of the Company’s networks is critical to financial performance, this information allows Mr. Zaslav to assess the operating performance of the Company and adjust programming for the portfolio of U.S. Networks.
In addition to daily ratings information, Mr. Zaslav also receives monthly reporting with respect to planned content spend, marketing spend, and forecasted viewership for each of the Company’s domestic networks. He utilizes this information to allocate resources within the portfolio to maximize the overall return on the Company’s content investment and financial performance.
As part of the International Networks round table discussions, ratings information is provided for the international business based on the information available in the markets served. Internationally, some networks are distributed on a limited basis and ratings information is limited. As the International Networks segment has experienced significant mergers and acquisitions activity in the past several years, periodic updates are provided to the CODM with respect to integration activities and the business strategy with respect to optimizing use of the Company’s content library amongst its portfolio of networks in each key market. The materials also provide an update on strategic objectives including a key market overview analyzing advertising revenues and market share on a quarterly basis as compared to budget and prior quarters. The materials also include information regarding the content investment strategy with respect to sports rights and locally sourced content.
•Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;
Response: As discussed further below, the Board of Directors annually approves the operating budget of the Company at the consolidated and operating segment level. The Board of Directors is provided quarterly updates by operating segment with Education and Studios combined as "Other" against the Board of Directors approved plan for the current year. The format of the report includes quarter-to-date and full-year revenue, operating expenses, and AOIBDA compared to budget and the prior year for the U.S. Networks, International Networks and Education and Studios operating segments. In addition to operating results, the Board of Directors is presented with key information to assess the results of operating decisions including ratings information and revenues by network for the U.S.

Networks and International Networks segments. The Board of Directors is not provided with information regarding the profitability of individual network brands.
In addition, the Board of Directors is presented with an update on the capital structure of the Company, the expected income tax rate for the year, consolidated cash flows, and any non-recurring transactions requiring approval are discussed.
•Describe the information about the network brands that is provided to the CODM, tell us whether there are managers accountable for the different network brands, and if so, tell us to whom they are accountable;
Response: As previously discussed, Mr. Zaslav receives monthly reporting for the Finance round table meeting. In addition to the monthly reporting package, Mr. Zaslav is provided ratings performance for all U.S. network brands daily in his role as the U.S. Networks segment manager so that he may assess the results of decisions with respect to resource allocation of content and marketing investment given the correlation between total viewership and segment operating results.
As previously discussed, Mr. Zaslav is supported by Rich Ross, Henry Schleiff and Nancy Daniels as U.S. Networks group presidents whose responsibilities are to drive the development of content and propose a marketing strategy for the Company’s domestic networks.
The International Networks have regional leaders and no person is accountable for specific network brands across regions. As previously discussed, the CEO of International Networks presents information to Mr. Zaslav through the DNI round table meetings. Network discrete financial information for the International Networks business is not presented to the CODM.
The CODM is provided with revenue by brand network for the U.S. business and for the International business. However, the CODM is not provided with cost or net profitability by brand for either the U.S. or International business. There is no consolidated revenue by brand or net measure of profitability reported by brand network.
•Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
Response: There is separate finance leadership for (1) U.S. Networks, Education and Studios and (2) International Networks. These individuals lead teams of financial analysts who partner with the business leaders to develop the operating segment budgets, evaluate financial results, prepare updated forecasts by operating segment, and help drive strategic decision-making. The preparation of the annual budgets is a collaborative process between the segments and Corporate Financial Planning and Analysis ("FP&A"). Corporate FP&A provides the businesses with target results and overall assumptions based upon the strategic direction of the CODM. Annual budgets are drafted at the operating segment level, in consultation with the operations staff, and then consolidated by Corporate FP&A to arrive at the consolidated budget.
On an annual basis between July and October, the Company’s businesses prepare one-year budgets and update their long-range plans which are prepared at the operating segment level. Operating segment managers then submit the budget to the CODM for review and approval. Final resource allocation decisions are made at the operating segment level by Mr. Zaslav (U.S. Networks group, International Networks group, and Education and Studios) in November and December.
The annual budget is submitted to the Board of Directors for approval in January. Once approved by the Board of Directors, the budget is finalized for the year.
Forecast updates are provided via monthly and quarterly finance review meetings as discussed above.

•Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;
Response: See discussion of the finance round table and International Networks round table meetings above. Management regularly provides Mr. Zaslav with fluctuations at the operating segment level as part of these monthly meetings. The CODM routinely discusses variances from budget with the CFO and with the relevant segment managers with net profitability responsibility. These meetings include discussion of the underlying driver for the variance and the operational actions that may be required to be approved by the CODM.
•Describe the basis for determining the compensation of the individuals that report to the CODM
Response: The individuals who report to the CODM generally have three elements of compensation:  base salary, annual equity awards in the form of stock options, performance-based restricted stock units (“PRSUs”), and/or time based restricted stock units, and an annual bonus opportunity.  The payout amount for the PRSUs and bonus are based on achievement of various financial metrics, as described below.
PRSUs: Each of the direct reports to Mr. Zaslav historically has received annual awards of PRSUs.  The financial metrics for these awards are based on the Company’s consolidated performance, using three-year cumulative Net Revenue, Adjusted Free Cash Flow, and Further Adjusted AOIBDA, all measured on a consolidated basis.
Annual Bonus: The financial metrics for the annual bonus for Mr. Zaslav’s direct reports are set based on the individual’s role, and are reviewed annually to determine the appropriate alignment and metrics. The financial metrics change as business priorities or the individual’s role changes. All of Mr. Zaslav’s direct reports have at least one component that is based on the Company’s consolidated performance, using Net Revenue and Adjusted Free Cash Flow. In addition, employees who are dedicated to one or multiple lines of business have operating segment metrics (Revenue and Further Adjusted AOIBDA along with other segment specific metrics).
For the U.S. Networks segment, there are separate network leaders who manage multiple brands and who report directly to the CODM. In addition to consolidated Net Revenue and Adjusted Free Cash Flow metrics, the net operating performance metrics used to determine annual bonus compensation for these network leaders are U.S. Networks ad sales revenue, and domestic brand advertising sales revenue and Further Adjusted OIBDA, as well as ratings and content spending by network brand or group of network brands. In addition, from time to time, the Company may award additional cash compensation in respect of the performance of specific programming.
The amount of the payout for the annual bonus includes an assessment of individual performance, as well as the financial metrics summarized above.
Definitions in the context of PRSU and Annual Bonus:
Adjusted Free Cash Flow - Cash provided by operations less acquisitions of property and equipment, adjusted for long-term incentive payments. Depending on facts and circumstances further adjustments may be required for acquisitions and divestitures and related expenses, unplanned new programming or new business investments, and legal fees associated with litigation and compliance matters.
Further Adjusted OIBDA - Revenues less costs of revenues and selling, general and administrative expenses excluding: (i) mark-to-market share-based compensation, (ii) depreciation and amortization, (iii) amortization of deferred launch incentives, (iv) exit and restructuring charges, (v) impairment charges and (vi) gains (losses) on business and asset dispositions. Depending on facts and circumstances further adjustments may be required for acquisitions and divestitures and related expenses, unplanned new programming or new business investments, and legal fees associated with litigation and compliance matters.
Net Revenue - Revenue from ordinary business operations which may be adjusted for acquisitions, divestitures, and unplanned business.
2. Comment:
Please explain your consideration in reporting revenues for each of your networks pursuant to FASB ASC 280-10-50-40.
Response: Under ASC 280-10-50-40, the Company is required to report the revenues from external customers for each service or each group of similar services, based on the financial information used to produce our financial statements. As disclosed in the company overview section on page 14 of the Company's Form 10-K, we generate revenues principally from fees charged to operators who distribute our network content and advertising sales on various distribution platforms. During 2015, distribution, advertising and other revenues were 48%, 47% and 5%, respectively, of consolidated revenues. Other revenues include revenue from our Education and Studios business. We believe our disclosure of distribution and advertising revenue on the face of the Company's consolidated income statement complies with the requirements to disclose separate services per ASC 280-10-50-40. Individual network brands do not meet the definition of a separate service per ASC 280-10-50-40 given the nature in which the Company generates revenue, as described in more detail below. In the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section of our 2015 Form 10-K, the proportional revenue amounts for the top three individual brands in the U.S. are presented to illustrate the concentration of revenue surrounding certain brands and to provide the reader with an understanding of the success of content investment by brand in the Form 10-K Business Overview section. As previously discussed, the Company does not individually track consolidated revenue by brand as the Company does not believe this is meaningful given the manner in which the Company operates its business.
Distribution revenue includes fees charged for the right to view Discovery's network branded content made available through a variety of distribution platforms and viewing devices. The largest component of distribution revenue is comprised of linear distribution services for rights to our networks from cable, DTH satellite, and telecommunication service providers. A package of Discovery networks are sold as a bundle, and often programming is shared among the various Discovery networks. Distribution revenue is comparatively stable over the long-term due to the nature of the underlying distribution contracts. Typically, our television networks are aired pursuant to multi-year carriage agreements that provide for the level of carriage that Discovery's networks will receive, and, if applicable, for scheduled graduated annual rate increases. The Company reports distribution revenue rather than revenue for individual networks for both the consolidated financial statements and for segment reporting because the networks are groups of brands that work together to support distribution sales.
Advertising revenue consists of spots created on our distribution platforms for consumer advertising, which is sold primarily on a national basis in the U.S. and on a pan-regional or regional basis outside of the U.S. Advertising revenue is potentially more volatile in the short-term as it is subject to seasonality, market-based variations and general economic conditions. The networks share advertising sales teams and resources. The U.S. Networks advertising business lead sets pricing for ad sales for all cable networks. Decisions about ad sales pricing are made in an effort to maximize revenue for all U.S. Networks' brands, and many of the key advertisers overlap between the various networks. As such, advertising revenue is also reported by reporting segment, as a service created from our content delivered on various distribution platforms.

3. Comment:
We note your disclosure that revenues from geographic locations outside the United States were material. Please tell us if revenues from external customers attributed to individual foreign countries are material. If so, those revenues shall be disclosed separately in the notes to the financial statements, in accordance with ASC 280-10-50-41.
Response: The Company earned revenue from geographic locations outside the United States totaling $3.1 billion, $3.2 billion, and $2.5 billion for the years ended December 31, 2015, 2014, and 2013, respectively. In accordance with ASC 280-10-50-41, revenues attributable to foreign countries that are material, in excess of 10% ($639 million, $626 million, and $553 million in 2015, 2014, and 2013, respectively) of total consolidated revenue, warrant separate disclosure in the notes to our financial statements. No individual foreign country had revenue in excess of these thresholds for the years presented. The foreign country with the highest revenue amount in each year totaled $367 million, $339 million, and $248 million in 2015, 2014, and 2013 respectively. Accordingly, we did not separately disclose revenue earned from external customers attributable to any individual foreign countries in our 2015 Form 10-K.
* * * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this matter, please contact me at (240) 662-2425 or Kurt_Wehner@discovery.com.
/s/ KURT T. WEHNER
Kurt T. Wehner
Executive Vice President and Chief Accounting Officer, Discovery Communications, Inc.

cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.;
Andrew Warren, Chief Financial Officer, Discovery Communications, Inc.;
Bruce Campbell, Chief Development and Digital Media Officer and General Counsel, Discovery Communications, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery Communications, Inc.;
Kristine Deringer, Senior Vice President Technical Accounting and External Reporting, Discovery Communications, Inc.;
Robert S. Littlepage, Accounting Branch Chief, Securities and Exchange Commission;
Joseph Cascarano, Senior Staff Accountant, Securities and Exchange Commission;
William Mastrianna, Staff Attorney, Securities and Exchange Commission;
Rudy Licciardi, Partner, PricewaterhouseCoopers LLP

Appendix 1 - Executive Reporting Structure, Discovery Communications, Inc.

David Zaslav, President and Chief Executive Officer
Corporate Leadership
Bruce Campbell, Chief Development Distribution and Legal Officer	Matthew Chun, VP Digital Strategy & Business Development
Jeffrey Cross, SVP Distribution Legal
Dan Fox, SVP Corporate Development
Bill Goodwyn, CEO Domestic Distribution and Discovery Education
Marc Graboff, President Global Business Legal Affairs, PMD & Studios
Michael Lang, EVP International Development & Digital
Elizabeth Newell, SVP Mergers & Acquisitions Global Corporate Legal
Savalle Sims, EVP Deputy General Counsel

David Leavy, Chief Corporate Operations & Communications Officer	Catherine Frymark, SVP Corporate Communications
Seth Goren, SVP Media Strategy & Analytics
Elizabeth Hillman, SVP Communications
John Honeycutt, Chief Technology Officer
Jeff Kaplan, SVP Global Events & Brand Activation
Derek Koenig, SVP Discovery
Larry Laque, EVP Global Real Estate & Facilities
Michelle Russo, EVP Global Communications
Alexa Verveer, SVP Public Policy & Corporate/Government Affairs
Jennifer Williams, SVP Talent Management & Strategy

Adria Alpert-Romm, Chief HR & Global Diversity Officer	Ralph Beidelman, SVP Total Rewards
Amy Girdwood, EVP Human Resources Management
Eric Hawkins, SVP Human Resources Discovery & OWN
Kit Herrera, Group VP - Human Resources
Wendy Lawson, VP Global Learning and Development
Julie Neimat, SVP Global Talent & HR Management
Evelyne Steward, VP Lifeworks & Inclusion

Andrew Warren, Chief Financial Officer	Doug Baker, CFO & COO DNI
Jackie Burka, VP Investor Relations
Veronica Cajigas, SVP Global Business Operations
Todd Davis, EVP Corporate Finance - Senior Tax Counsel
Armando de Castro, SVP Corporate Finance
Simon Robinson, CFO-US Nets & COO Ad Sales
Shane Shrader, SVP Internal Audit
Kurt Wehner, EVP Chief Accounting Officer

U.S. Networks and Brand Leadership
Paul Guyardo, Chief Commercial Officer	Joe Abruzzese, President Advertising Sales US Networks
Leigh Anne Brodsky, EVP Discovery Global Enterprises
Karen Leever, EVP GM Digital Media
Donna Murphy, SVP Consumer Insights & Strategic Research
Simon Robinson, CFO & COO - Ad Sales, US Networks
Brad Virata, Creative Director (CW)

Rich Ross, Group President - DSC-APL-SCI	Patrice Andrews, GM Animal Planet
Denise Contis, EVP Production & Development Discovery
Marc Etkind, GM Science Channel
Laurie Goldberg, Group EVP - Public Relations
Michael Greco, EVP Programming & Research
John Hoffman - EVP - Specials
Paul Pastor, Group EVP Strategy, Revenue & Operations
Lara Richardson, SVP Marketing - Discovery Channel

Henry Schleiff, Group President & GM ID- AHC- DA- DFC	Kevin Bennett, GM ID-AHC & EVP Programming MIDAS
Kristin Brown, SVP Communications
Yvette Harrison, Director Administration - ID
Sara Kozak, SVP Production
Jane Latman, GM -DA & SVP Development - ID
Doug Seybert, SVP Marketing

Nancy Daniels, President TLC & Discovery Life	Camilla Carpenter, SVP Strategy & Network Operations - TLC
Patricia Kollappallil, SVP Communications
Howard Lee, EVP Development & Production - TLC and GM - Life
Scott Lewers, SVP Programming & Digital - TLC
Jennifer Sarlin, SVP Marketing - TLC
Laura Staro, SVP Research
International Networks Leadership
Jean-Briac Perrette, President & CEO Discovery Networks International	Jean-Thierry Augustin, Director General International Development Sports
Arthur Bastings, President and Managing Director Asia-Pacific
Susanna Dinnape, EVP General Manager UK
Peter Hutton, Director General
Marjorie Kaplan, President DNI Content
Kasia Kieli, President and Managing Director CEEMEA
Henry Martinez, President DLA/US Hispanic
Marinella Soldi, EVP & MD South Europe